October 17, 2025

VIA EDGAR

Joseph Cascarano

Robert Littlepage

Uwem Bassey

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nidar Infrastructure Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed June 30, 2025
File No. 333-283189

Dear Mr. Cascarano:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated July 23, 2025 (the “Comment Letter”), regarding Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”), which was filed by Nidar Infrastructure Limited (the “Company” or “Nidar”) with the United States Securities and Exchange Commission (the “Commission”) on June 30, 2025.

The Company has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 3. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4

Information About Nidar

Nidar's Existing Data Center Business, page 221:

1.	Comment: We note several instances where you disclose annual recurring revenue (ARR), defined as “annualized contractual revenue.” Please address the following:

•	Disclose whether management considers ARR a key operating metric.
•	Clarify how this measure is calculated.
•	Disclose the length of a typical contract term and explain how you consider contract renewals in your ARR calculations.
•	Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
•	Revise to describe how ARR differs from IFRS revenue.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 222 and 223 of Amendment No. 3 to provide the requested information regarding ARR.

Financial Statements, page F-1

2.	Comment: Please provide updated audited financial statements for Nidar Infrastructure Limited for the years ended March 31, 2025 pursuant to Item 8.A.4 of Form 20-F. Please similarly update all financial information throughout your filing including pro forma financial information for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 3 to include audited financial statements for Nidar Infrastructure Limited for the two years ended March 31, 2025 and update all financial information throughout Amendment No. 3 to include pro forma financial information for the periods presented.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (713) 354 – 4893.

Sincerely,

/s/ Taylor Landry
Taylor Landy

cc:	Sunil Gupta (Nidar Infrastructure Limited)